15045747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2015
Wash., DC 201

SEC FILE NUMBER
8- 51513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc dba. CHA Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village (City) CO (State) 80111-2547 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Scott (720) 330-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400 (Address) Denver, (City) CO (State) 80203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TJ 2/27/15

3/2/15

OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc., dba. CHA Financial Advisors, as of February 24, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MACALUSO
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20094040900
MY COMMISSION EXPIRES JANUARY 15, 2018

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.

Statements of Financial Condition and
Report of Independent Registered Accounting Firm
As of December 31, 2014 and 2013

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.
DECEMBER 31, 2014 AND 2013

CONTENTS

BKD LLP
CPAs & Advisors

1700 Lincoln Street, Suite 1400 // Denver, CO 80203-4514
303.861.4545 // fax 303.832.5705 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of the Company as of December 31, 2013, was audited by other auditors in accordance with auditing standards generally accepted in the United States of America whose report dated February 27, 2014, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Denver, Colorado
February 24, 2015

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.

Statements of Financial Condition
As of December 31, 2014 and 2013

ASSETS	2014	2013
Cash and cash equivalents	$ 193,635	$ 183,553
Trade accounts receivable	51,645	89,687
Prepaid expenses	10,343	5,791
Deferred tax asset	1,400	2,600
TOTAL ASSETS	$ 257,023	$ 281,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 6,243	$ 1,112
Payable to related parties	61,227	88,418
Accrued expenses	22,881	34,054
Total Liabilities	90,351	123,584
Stockholders' Equity:		
Common Stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings	79,779	71,154
Total Stockholders' Equity	166,672	158,047
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 257,023	$ 281,631

The accompanying notes are an integral part of the financial statements.

(1) Nature of Company

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association, a non-profit organization.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents. At December 31, 2014 and 2013 cash equivalents consisted of money market mutual funds with a brokerage firm.

Accrued Expenses

Accrued expenses include vacation and sick leave that SSFA's employees have earned but not yet taken as of year end.

Allowance for Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2013 financial statements to conform to the 2014 financial statement presentation. These reclassifications had no effect on net earnings.

Fair Vaue Measurements

The carrying amount reported in the statements of financial condition for cash, accounts receivable, prepaid expenses, accounts payable, payable to SSI, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Evaluation of Subsequent Events

SSFA has performed an evaluation of subsequent events through February 24, 2015, which is the date the financial statements were issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2014 and 2013, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company, SSI, uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2011. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2010. The years subsequent to these years contain

matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

Revenue Recognition

Commissions from the sale of mutual funds are recorded on the trade date basis. Commissions from the sale of insurance products are recorded when the policy holder pays the premium.

(3) Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(4) Net Capital Requirements

SSFA is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2014 and 2013, SSFA had net capital of $120,836 and $88,185 respectively, which was $114,813 and $79,946 respectively, in excess of its required net capital of $6,023 and $8,239, respectively. SSFA's net capital ratio was 0.75 and 1.40 to 1, as of December 31, 2014 and 2013, respectively.

(5) Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2014 and 2013, are as follows:

	2014	2013
Deferred tax assets:		
Accrued compensation	$ 1,400	$ 2,600

(6) Concentrations and Credit Risk

During the years ended December 31, 2014 and 2013, SSFA received 28% and 30% respectively, of its commissions from one company. As of December 31, 2014 and 2013, 60% and 87%, respectively, of the trade accounts receivable was due from two companies.

SSFA's cash demand deposits are held at several financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2014 and 2013, SSFA's deposits did not exceed this amount.

(7) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business ("business"). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses CHA as a contractor for actual personnel costs incurred by CHA on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI. As of December 31, 2014 and 2013, amounts payable to CHA and SSI under this arrangement were $61,227 and $88,418, respectively.

(8) Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014.

Money Market Mutual Funds

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, the fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2014 and 2013, SSFA had no Level 3 investments.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level1 1)	Signigicant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014				
Money Market Mutual Funds	$ 50,003	$ 50,003	$ -	$ -
December 31, 2013				
Money Market Mutual Funds	$ 48,915	$ 48,915	$ -	$ -